Exhibit 99.1

Claude Resources Inc. Completes Sale of 46% Interest in Nokomis Property, Flin Flon, Manitoba to Auriga Gold

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, Nov. 22, 2011 /CNW/ - Claude Resources Inc. (TSX:CRJ) (NYSE:CGR) (Amex:CGR) ("Claude" or the "Company") announces that it has completed the sale to Auriga Gold Corp. ("Auriga Gold") of 46% minority interest in the Nokomis property, which was previously announced on November 3, 2011.  Prior to the acquisition, Auriga Gold held a 54% interest in the Nokomis property, which is contiguous to the Puffy Lake Property, part of the Maverick Gold Project.  The 2,200 hectare, Nokomis property comprises 39 staked claims and is located less than 8 kilometres northeast of the Puffy Lake Mill, near Flin Flon, Manitoba.

Under the terms of acquisition, Auriga Gold has issued to Claude 3,428,571 common shares of Auriga Gold at an issue price of $0.35 per share.  This represents approximately 7.8% of the outstanding shares of Auriga Gold. The issued shares are subject to a hold period of four months from November 14, 2011.

About Claude Resources Inc.

Claude Resources Inc. is a gold producer with shares listed on both the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR).  The Company is also engaged in the exploration and development of gold mineral reserves and mineral resources. The Company's entire asset base is located in Canada.  Its main revenue generating asset is the 100 percent owned Seabee gold operation, located in northern Saskatchewan. Since 1991, Claude has produced over 962,000 ounces of gold from the Seabee Gold Operations. Claude also owns 100 percent of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and has a 65 percent working interest in the Amisk Gold Property in northeastern Saskatchewan.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This Press Release may contain 'forward-looking' statements regarding the plans, intentions, beliefs and current expectations of the Company, its directors, or its officers with respect to the future business activities and operating performance of the Company.  The words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of future business activities or performance and involve risks and uncertainties, and that the Company's future business activities may differ materially from those in the forward-looking statements as a result of various factors.  Such risks, uncertainties and factors are described in the periodic filings with the Canadian securities regulatory authorities, including the Company's Annual Information Form and quarterly and annual Management's Discussion & Analysis, which may be viewed on SEDAR at www.sedar.com.  Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected.  Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not anticipated, estimated or intended.  The Company does not intend, and does not assume any obligation, to update these forward-looking statements.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505

Or

Marc Lepage, Manager Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 10:00e 22-NOV-11